January 29, 2026

Jeffrey Geygan
Interim Chief Executive Officer
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

       Re: Rocky Mountain Chocolate Factory, Inc.
           Registration Statement on Form S-1
           Filed on January 23, 2026
           File No. 333-292926
Dear Jeffrey Geygan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Amanda Urquiza